SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 3
________________
SL GREEN OPERATING PARTNERSHIP, L.P.
(Name of Subject Company (Issuer))
________________
SL GREEN OPERATING PARTNERSHIP, L.P.
(Names of Filing Persons (Issuer))
________________
3.00% Exchangeable Senior Notes due 2027
(Title of Class of Securities)

78444FAA4
(CUSIP Numbers of Class of Securities)
________________
Andrew S. Levine
SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, New York 10170
(212) 594-2700
Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
________________
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$120,157,000	$13,770**

*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $120,157,000. The amount of the filing fee, $114.60 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 Introductory Statement.

This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on March 1, 2012, as amended and supplemented by Amendment No. 1 to Schedule TO filed on March 13, 2012 and Amendment No. 2 to Schedule TO filed on March 16, 2012 (as amended and supplemented, the "Schedule TO"), by SL Green Operating Partnership, L.P., a limited partnership duly organized and existing under the laws of Delaware (the "Company").  The Schedule TO relates to the right of each holder (each, a "Holder") of the Company's 3.00% Exchangeable Senior Notes due 2027 (the "Notes") to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of March 26, 2007, among the Company, SL Green Realty Corp. ("SL Green") and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Indenture"). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 3.00% Exchangeable Senior Notes due 2027 issued by the Company, dated March 1, 2012 (as amended from time to time, the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the "Put Option."

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO and the Company Notice.

This Amendment and the Schedule TO, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

 Item 4.                 Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on March 29, 2012 (the "Expiration Date"). As of the Expiration Date, $102,154,827 aggregate principal amount of the Notes were validly tendered and not withdrawn.  The Company has accepted all of the tendered Notes pursuant to the terms of the Put Option.  Following settlement of the Put Option, $18,002,173 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Notes.

Settlement of the Put Option is expected to occur on March 30, 2012, the scheduled repurchase date under the terms of the Indenture (the "Scheduled Repurchase Date").  The consideration for the Notes accepted for purchase will be paid by the Company to The Depository Trust Company, which will allocate such funds to the holders entitled thereto. The total consideration payable by the Company is $102,154,827.  The Scheduled Repurchase Date is an interest payment date under the terms of the Notes.  Accordingly, interest accrued up to, but excluding, the Scheduled Repurchase Date will be paid to all holders, including those that have validly tendered and did not validly withdraw their Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

SL GREEN OPERATING PARTNERSHIP, L.P. By: SL Green Realty Corp.

By:	/s/ James Mead
	Name:	James Mead
	Title:	Chief Financial Officer

Date: March 29, 2012

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated March 1, 2012.

(a)(5)(A)*	SL Green Operating Partnership, L.P.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012.

(a)(5)(B)*	SL Green Realty Corp.'s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2011, filed with the SEC on March 16, 2012.

(b)	Not applicable.

(d)(1)*
Indenture, dated as of March 26, 2007, by and among SL Green Operating Partnership, L.P., SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

(d)(3)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

(d)(4)*
Form of 7.75% Senior Note due 2020 of Reckson Operating Partnership, L.P., SL Green Realty Corp. and SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

(d)(5)*
Indenture, dated as of October 12, 2010, by and among SL Green Operating Partnership, L.P., as Issuer, Reckson Operating Partnership, L.P., as Guarantor, SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

(d)(6)*
Form of 3.00% Exchangeable Senior Notes due 2017 of SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

(d)(7)*
Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(8)*
First Supplemental Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(9)*
Form of 5.00% Senior Note due 2018 of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(10)*	Amended 1997 Stock Option and Incentive Plan, incorporated by reference to SL Green's Registration

Exhibit-1

Statement on Form S-8 (No. 333-89964), filed with the SEC on June 6, 2002.

(d)(11)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Quarterly Report on Form 10-Q dated September 30, 2007, filed with the SEC on November 9, 2007.

(d)(12)*
First Amendment to the Amended and Restated 2005 Stock Option and Incentive Plan, dated as of December 9, 2009, incorporated by reference to SL Green's Form 8-K dated December 9, 2009, filed with the SEC on December 15, 2009.

(d)(13)*
Second Amended and Restated 2005 Stock Option and Incentive Plan, filed as Appendix A to SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders and incorporated by reference to SL Green's Form 8-K dated June 15, 2010, filed with the SEC on June 18, 2010.

(d)(14)*
Form of Award Agreement for granting awards under the SL Green Realty Corp. 2010 Notional Unit Long-Term Compensation Plan, incorporated by reference to SL Green's Form 8-K dated April 2, 2010, filed with the SEC on April 2, 2010.

(d)(15)*	Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

(d)(16)*
First Amendment to Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

(g)	Not applicable.

(h)	Not applicable.
______________
*     Previously filed.

Exhibit-2